33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

February 7, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press releases documents to the Commission:

- **NOTICE CONCERNING ISSUANCE OF NON-DILUTIVE PREFERRED SECURITIES**
- **NOTICE CONCERNING CHANGE OF SPECIFIED SUBSIDIARY**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

08000679

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

February 6, 2008

To Whom it may Concern:

Chuo Mitsui Trust Holdings, Inc.

Code No.: 8309

Notice concerning issuance of Non-dilutive Preferred Securities

Chuo Mitsui Trust Holdings, Inc. (the "Company") hereby announces the detailed conditions of Japanese Yen denominated non-cumulative perpetual preferred securities (the "Non-dilutive Preferred Securities") to be issued as announced in the Company's press release dated January 28, 2008.

Issuer	CMTH Preferred Capital 6 (Cayman) Limited: SPC established under Cayman Law as a wholly owned subsidiary of Chuo Mitsui Trust Holdings, Inc., in Cayman Islands.
Type of Security	Japanese Yen denominated non-cumulative perpetual preferred securities. (No right to convert into the Company's common stock is granted)
Issue Amount	42 billion yen
Dividend Rate	3.52% per annum (Fixed rate until July 2018) Floating rate from July 2018
Issue Price	100 million yen per preferred security
Issue Date	February 15, 2008
Use of Proceeds	To be applied to capital reinforcement of the Company's subsidiary, The Chuo Mitsui Trust and Banking Co., Ltd.
Liquidation Preference	The Non-dilutive Preferred Securities are intended to provide holders with rights to liquidation preferences junior to the subordinated and general creditors of the Company, senior to the Company's common stock, and substantially similar to the Company's preferred stock.
Method of Offering	Private placement. (Nomura Securities Co., Ltd., Daiwa Securities SMBC Co, Ltd., Nikko Citigroup Ltd. and Shinko Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and place them with qualified Japanese institutional investors.

For inquiries concerning this matter, please contact:

Chuo Mitsui Trust Holdings, Inc.

Public Relations Group

Planning and Coordination Department

Phone: 81-3-5232-8827

February 6, 2008

To Whom it may Concern:

Chuo Mitsui Trust Holdings, Inc.

Code No.: 8309

Notice concerning Change of Specified Subsidiary

Chuo Mitsui Trust Holdings, Inc. (the "Company") hereby announces that its special purpose company named CMTH Preferred Capital 6 (Cayman) Limited ("Special Purpose Company") which was established on January 29, 2008 for the purpose of issuance of preferred securities (the "Non-dilutive Preferred Securities"), will become a Specified Subsidiary ("Tokutei Kogaisha") of the Company.

1. Reason for the change

The Company holds all of the ordinary shares of the Special Purpose Company. Due to the payment for Non-cumulative Preferred Securities which is planned for February 15, 2008, the amount of capital stock of the Special Purpose Company is expected to exceed 10% of the amount of the capital stock of the Company. As the Company is expected to hold all of the ordinary shares which are expected to be issued on the same date by the Special Purpose Company, the Company will keep all of the voting rights of the Special Purpose Company even after the payment, since there is no voting rights to the Non-cumulative Preferred Securities.

2. Profile of the Special Purpose Company

Name	CMTH Preferred Capital 6 (Cayman) Limited
Location	PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands
Date of Change	February 15, 2008
Detail of business	Issuance of preferred securities, etc.
Closing Date of Fiscal Year	July 24 of each year
Number of directors and employees	Three directors, no emplyee
Capital stock	42.7 billion yen
Total Number of the Ordinary shares and preferred securities	Ordinary Shares : 70,000 (10,000 yen per share) Preferred Securities: 420 (0.1 billion yen per security)
Shareholders	Ordinary Shares : 100% owned by the Company Preferred Securities : 100% owned by entities other than the Company

For inquiries concerning this matter, please contact:

Chuo Mitsui Trust Holdings, Inc.

Public Relations Group

Planning and Coordination Department

Phone: 81-3-5232-8827

END